February 3, 2010
Mr. Mark C. Shannon, Branch Chief
Mr. John Cannarella, Staff Accountant
Mr. Ken Schuler, Mining Engineer
United States Securities and Exchange Commission
Division of Corporate Finance
100F Street, N.E.
Washington, D.C. 20549

Re:

Yukon Gold Corporation, Inc
Form 10K for fiscal year ended April 30, 2009
Filed September 14, 2009
File No. 000-51068

Gentlemen,

We are responding to the letter of Mr. Mark C. Shannon, Branch Chief, dated January 6, 2010, concerning the annual report on Form 10-K filed for Yukon Gold Corporation Inc. ("Yukon Gold" or the "Company") on September 14, 2009 (the "Annual Report"). The paragraph numbers in this letter correspond with the paragraph numbers in Mr. Shannon’s letter.

General

1.

The Company has noted the correct Commission file number to read as 000-51068 which was assigned to the Company on December 9, 2004 and will henceforth use this file number for all subsequent filings with the Commission.

Note 4. Summary of Significant Accounting Policies, Page F-10

l) Acquisition, Exploration and Evaluation Expenditures, Page F-13

2.

Our disclosure in the footnote for the next quarter ended January 31, 2010 and subsequent quarter and annual filings will be as follows:

The Company is an exploration stage mining company and has not yet realized any revenue from its operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property exploration costs are expensed as incurred. Mineral property payments are initially capitalized in accordance with the ASC 805-20-55-37, previously referenced as EITF 04-2 when incurred. The Company assesses the carrying costs for impairment under Accounting Standards 930 Extractive Activities – Mining (AS 930) at each fiscal quarter end. An impairment is recognized when the sum of the expected undiscounted future cash flows is less than the carrying amount of the mineral property. Impairment losses, if any, are measured as the excess of the carrying amount of the mineral property over its estimated fair value. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property will be capitalized. Once capitalized, such costs will be amortized using the units-of-production method over the estimated life of the probable reserves. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations. The Company assesses the carrying costs for impairment at each fiscal quarter end. The Company has determined that all property payments are impaired and accordingly has written off the acquisition costs to project expense.

Engineering Comments

Exploration at Marg Property, page 6

3.

The Company will exclude disclosures of resource estimates in its subsequent annual 10-K filings, and will comply with Industry Guide 7 for all subsequent 10-K filings with the SEC, including the annual 10-K filing for the year ending April 30, 2010.

Thank you,

Yours truly,

/s/Rakesh Malhotra
Rakesh Malhotra
Chief Financial Officer
Yukon Gold Corporation, Inc

February 3, 2010
United States Securities and Exchange Commission	Attention:
Division of Corporate Finance	Mr. Mark C. Shannon, Branch Chief
100F Street, N.E.	Mr. John Cannarella, Staff Accountant
Washington, D.C. 20549	Mr. Ken Schuler, Mining Engineer

Re: Yukon Gold Corporation, Inc
Form 10K for fiscal year ended April 30, 2009
Filed September 14, 2009
File No. 000-51068

Gentlemen:

Yukon Gold Corporation, Inc. (Yukon Gold" or the "Company") represents, agrees and acknowledges to the Securities and Exchange Commission (the "Commission") as follows.

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing

2. The staff’s comments, or our changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing.

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

Yours truly,

/s/Rakesh Malhotra
Rakesh Malhotra
Chief Financial Officer
Yukon Gold Corporation, Inc